October 19, 2016

Via EDGAR

Securities and Exchange Commission 100 F Street, NE Mail Stop 3561 Washington, D.C. 20549 Attention: Mr. John Reynolds

Re:	Evans Brewing Company, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 6, 2016

File No. 333-213815

Dear Mr. Reynolds:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated October 13, 2016 (the “SEC Comment Letter”) regarding Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-213815) filed by Evans Brewing Company, Inc. (the “Registration Statement”). After the submission of this letter and receipt of feedback from the Commission, Evans Brewing Company, Inc. (the “Company” or “Evans”) shall file with the Commission Amendment No. 2 (the “Amendment”) to the Registration Statement. The changes made in the Amendment will be principally in response to the Staff’s comment as set forth in the SEC Comment Letter and to update information since the Company’s previous filing.

The numbered response set forth below contains the Staff’s comment in total, set off in bold type, and corresponds to the numbered comment contained in the SEC Comment Letter. All factual representations in this letter are based upon information provided to us. Capitalized terms not otherwise defined herein have the meanings given to them in the Registration Statement.

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Securities and Exchange Commission

October 19, 2016

Liquidity and Capital Resources, page 29

1.      We note your revised liquidity disclosure, including the statement that as of June 30, 2016 you had insufficient cash to operate your business at the current level for the next twelve months. Given your history of losses from continuing operations, it is unclear on what basis you believe cash flows from operations will provide a source of liquidity. In this regard, we note your statement on page 5 that you expect to incur operating losses in future periods, and we note that you expect to use the equity line to repay the bridge loan. Please revise to describe your internal and external sources of liquidity. With respect to the equity line, it appears you should address the contingency that you are not able to draw down the full $1 million, for example, due to the $2.50 floor and possibility that your share price will decline due to the 30% discount to market price. If you identify a material deficiency please indicate the course of action that you have taken or propose to take to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K.

Response to Comment 1

In response to the Commission’s comment set forth above, the Company intends to file the Amendment, which will restate in its entirety the subsection titled “Sources of Liquidity” on page 29 of the Registration Statement as follows:

“Sources of Liquidity

Subsequent to the end of the six-month period ended June 30, 2016, the Company has operated using the proceeds from the $250,000 bridge loan from Michael J. Rapport described above, evidenced by a Note which is not repayable until June 27, 2017 and which the Company does not expect to repay until such time. The Company expects the cash on hand from this Note to be sufficient to satisfy operational requirements until May 2017, assuming an approximately burn rate of $22,000 per month. The $189,089 decrease in cash for the six month period ended June 30, 2016, approximately $31,514 per month, differs from the Company’s assumed burn rate set forth above primarily because of problems during the prior period in obtaining sufficient cans to meet packing demands of our malt liquor products from existing sales contracts. The Company now has a supply of such cans and management does not expect the problem to recur.

After the effectiveness of this Registration Statement, the Company expects to promptly deliver a put notice for the full $1,000,000 available to the Company under the Amended and Restated Equity Purchase Agreement. The Company does not currently expect the 9.99% ownership limitation in the Amended and Restated Equity Purchase Agreement to delay the receipt of such funds because, if the 425,000 shares subject to this prospectus were included as beneficially owned by the Selling Stockholder as of September 19, 2016, the Selling Stockholder would own only 8.2% of 5,172,463 outstanding shares of Common Stock. Further, the Company will be delayed from receiving funds if the price of the Company’s common stock drops and remains below $2.50 and the Company cannot guarantee that such contingency will be fulfilled; however, the Company does not expect such provision to delay the receipt of funds because the closing price of the Company’s common stock was $3.52 as of closing on October 14, 2016, approximately 40% above the required minimum, and the Company intends to deliver a put notice for the full $1,000,000 as soon as practicable following the effectiveness of this Registration Statement. The Company expects that the current trading price is sufficiently high to withstand any drop in the trading price resulting from Kodiak’s 30% purchase price discount to market or otherwise.

Securities and Exchange Commission

October 19, 2016

Upon the closing of the transactions contemplated by the Amended and Restated Equity Purchase Agreement, including the prospective receipt of the $1,000,000 investment therefrom, the Company intends to use such proceeds to fund additional operational needs and pay transaction expenses. Assuming we receive such funds on or before May 2017, the Company does not believe there would be a material deficiency in available capital because such net funds would be sufficient to fund operations over the next twelve months, assuming the burn rate of $22,000 per month described above. If these funds are not received by such time, the Company would need to seek alternative sources of funding to continue operations for the next twelve months. In the event of such circumstance, the Company expects that the source of such additional funding would be the issuance of additional promissory notes to Michael J. Rapport, the CEO and largest stockholder of the Company.”

The Amendment to will also revise the description of the Note on page II-2 to reflect that the $250,000 bridge loan from Michael J. Rapport is not repayable until June 27, 2017 and the Company does not expect to repay the Note until such time.

Please contact the Company’s counsel, Kyle Leingang, at (714) 800-1425 or Michael Rapport at the Company at (949) 442-7565 if you have any questions with respect to this letter.

Please acknowledge receipt of this letter by contacting Kyle Leingang at your earliest convenience. Thank you very much for your assistance with this matter.

Very truly yours,

EVANS BREWING COMPANY, INC.

/s/ Michael J. Rapport,
Chief Executive Officer

cc:	Kyle Leingang, Esq. (Dorsey & Whitney LLP)

Parker Schweich, Esq. (Dorsey & Whitney LLP)